UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number 001-12111
NOTIFICATION OF LATE FILING
(Check One):
☐   Form 10-K                      ☐   Form 11-K                       ☐   Form 20-F                    ☒   Form 10-Q
     For Period Ended: September 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For Transition Period Ended: ___
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant:	Pediatrix Medical Group, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	1301 Concord Terrace

City, State and Zip Code:	Sunrise, Florida 33323

Part II — Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.
See Attachment A hereto

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Karl B. Wagner,
Chief Financial Officer	(954)	384-0175

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):
☐   Yes           ☒   No
The registrant has not yet filed its Form 10-Q for the quarter ended June 30, 2006 for the same reasons noted in Attachment A that have delayed this filing.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒   Yes           ☐   No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment B hereto.
Pediatrix Medical Group, Inc.
(Name of Registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2006	By:	/s/ Karl B. Wagner
		Name:	Karl B. Wagner
		Title:	Chief Financial Officer

ATTACHMENT A TO FORM 12b-25
Form 10-Q for the Quarter Ended September 30, 2006
PART III — NARRATIVE
     Although the management of Pediatrix Medical Group, Inc. (the “Registrant”) has been working diligently to complete all required information for its Form 10-Q for the fiscal quarter ended September 30, 2006 (the “Form 10-Q”), the Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The reason causing the Registrant’s inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.
     As disclosed in the Registrant’s Form 8-K filed with the Securities and Exchange Commission on August 3, 2006 (the “Form 8-K”), the Audit Committee of its Board of Directors is reviewing the Registrant’s practices relating to its stock option grants. This voluntary review was initiated following a shareholder inquiry and in light of recent reports in the financial media regarding stock option practices. The review is being conducted with the assistance of the Registrant’s Audit Committee’s outside legal counsel. Although the Registrant issued a press release on November 2, 2006 (the “Press Release”), announcing revenues and other selected unaudited financial information for the three and nine months ended September 30, 2006, as a result of the review, it will not announce its complete financial results for the third quarter of fiscal 2006 until the Audit Committee’s work is completed. Based on the status of the review to date, the Registrant believes that it will not be able to report full results for the third quarter of 2006 and file its Form 10-Q for the third quarter by the extended filing deadline.
ATTACHMENT B TO FORM 12b-25
     As reported in the Press Release, the Registrant expects to report the following significant changes in its results of operations in the Form 10-Q: (i) an increase in net patient service revenue of 21% from $178.1 million to $215.8 million for the three months ended September 30, 2006 compared to the same period in 2005 and (ii) and increase in net patient service revenues of 18% from $516.0 million to $607.2 million for the nine months ended September 30, 2006, compared to the same period of 2005. Because the Audit Committee has not yet completed its review and reached conclusions with respect thereto, at the date hereof, the Registrant is unable to determine if any other significant change in its results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-Q.

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